Mail Stop 3561

October 2, 2006

Mr. Geoffrey F. Feidelberg
 Chief Financial Officer
COMPUDYNE CORPORATION
2530 Riva Road, Suite 201
Annapolis, Maryland 21401

      Re: **CompuDyne Corporation**
                     Supplemental response dated September 26, 2006 regarding the Form 10-K
                     for the year ended December 31, 2005
                     Filed September 27, 2006
                     File No. 0-29798

Dear Mr. Feidelberg:

We have reviewed your supplemental response letter to us dated September 26, 2006 in response to our letter of comment dated September 12, 2006 and have the following comments. We think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within 5 business days.

FORM 10-K (Fiscal Year December 31, 2005)

Financial Statements

Note 2. Earnings Per Share, page 41

1. We have reviewed your response to prior comment 8, particularly that since no dividends have been declared and you have not reported an annual profit since the Convertible Notes were issued, the issue has not needed to be addressed. We suggest you expand your disclosure in future filings to also include information contained in sentences 4, 5, and 6 of the first paragraph of your response, including describing the certain events that can lead to avoiding the allocation to the participating securities and, the consideration given to any dividend restrictions resulting from debt covenants in measuring your ability to declare and distribute dividends. Clarify that the fair value of common stock is measured on the record date of the dividend declared. Also, given that you have generated 'net income' for the six months ended June 30, 2006, as disclosed in the fiscal year 2006 second quarter Form 10-Q, provide a brief description of the "two-class method," if the Company determines to declare a dividend or if the contingency criteria is met.

Note 11. Notes Payable and Line of Credit, page 46

2. Please disclosure your response to prior comment 10 in future filings.

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We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Ms. Beverly A. Singleton, Staff Accountant, at (202) 551-3328 or Ms. Margery Reich, Senior Staff Accountant, at (202) 551-3347 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3211 with any other questions.

Sincerely,

David R. Humphrey
Branch Chief